OMB Number 3235-0287

            U.S. SECURITIES U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

FORM 4             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
======
___ Check this box if no longer subject to Section 16. Form 4 for Form 5 obliga-tions may continue. See Instruction 1(b).


1. Name and Address of Reporting Person
     GOLDBERG    JOEL H.
     47 Overlook Road
     Millington, NJ  07946

2. Date of Event Requiring Statement
     August 4, 1998

3. IRS or Social Security Number of Reporting Person (Voluntary)
     ###-##-####

4. Issuer Name and Ticker or Trading Symbol
     Hampshire Group, Limited "HAMP"

5. Relationship of Reporting Person to Issuer
     Newly elected Director

6. If Amendment, Date of Original
     N/A

Table 1-Non-Derivative Securities Beneficially Owned
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1. Title of Security


2. Amount of Securities Beneficially Owned


3. Ownership Form Direct (D) or Indirect (I)


4. Nature of Indirect Beneficial Ownership

Table II Derivative Securities Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)
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1. Title of Derivative Security

   Common Stock (1)

2. Date Exercisable and Expiration Date

   Date Exercisable          Expiration Date
   ----------------          ---------------



3.Title and Amount of Securities Underlying Derivative Security

              Title                Amount or Number of Shares
              -----                --------------------------
   Common Stock                           183


4. Conversion or Exercise Price of Derivative Security

   $19.4625
5. Ownership Form of Derivative Security: Direct (D) or Indirect (I)

   D
6. Nature of Indirect Beneficial Ownership



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Explanation of Responses:

(1) Right to receive the issuer's common stock, $0.10 par value ("Common Stock") in lieu of Directors' fees pursuant to the Issuer's Common Stock Purchase Plan for Directors and Executives with Common Stock distributed either upon termination of the Director's services as a member of the Board of Directors of the Issuer, or on any specific anniversary of the last day of the applicable fiscal year at the election of the Director. Directors do not have voting or dispositive power over these shares until distribution of such shares.






/s/  Joel Goldberg                                 September 2, 1998
-----------------------------                     -------------------
Signature of Reporting Person                            Date